First Capital International, Inc.

5829 W Sam Houston Pkwy N, Suite 405

Houston, Texas 77041

Telephone: (713) 629-4866

November 29, 2021

Division of Corporation Finance

Office of Technology

Attn: Mitchell Austin, Staff Attorney

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	First Capital International, Inc.
Registration Statement on Form 10-12G Filed October 28, 2021 File No. 000-26271

Dear Mr. Austin,

Set forth below are the responses of First Capital International, Inc. (the “Company,” “we” and “us”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form 10, filed October 28, 2021. The Staff’s comments were contained in the letter to the Company dated November 22, 2021.

Form 10-12G filed on October 28, 2021

Cautionary Note Regarding Forward-Looking Statements, page 1

1.

On page 11, you disclose that your common stock will likely be deemed a "penny stock." As such, please revise to remove references Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbors for forward-looking statements provided by these sections are not available to issuers of penny stocks.

In response to the Staff’s Comment 1, we have revised the disclosure in the Cautionary Note Regarding Forward-Looking Statements to remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

The Company's officers and directors may allocate time to other businesses activities, page 8

2.

We note your disclosure that your management is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to your affairs. Please revise to provide an estimate of the number of hours per week that Alex Genin anticipates devoting to your affairs.

In response to the Staff’s Comment 2, we have revised the disclosure in the referenced risk factor to include the number of hours per week that we presently anticipate Mr. Genin will devote to our affairs.

Exhibits

3.	Please ensure you file all of the exhibits required by Item 601 of Regulation S-K. For example, please file the certificate of designation for your Series A Convertible Preferred Stock.

We have added Exhibit 4.1, the Certificate of Designation of Series A Convertible Preferred Stock, to the exhibit table of the Form 10.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours,

/s/ Alex Genin

Alex Genin,

President and CEO

cc:         Olivia Bobes, Law Clerk

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549